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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT

      PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               MARKET FACTS, INC.

                           (Name of Subject Company)

                            AEGIS ACQUISITION CORP.
                                AEGIS GROUP PLC

                                   (Bidders)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE

                         (Title of Class of Securities)

                                  570559 10 4

                     (CUSIP Number of Class of Securities)

                            ------------------------

                               DANIEL M. FREEDMAN
                        MITCHELL SILBERBERG & KNUPP LLP
                          11377 WEST OLYMPIC BOULEVARD
                         LOS ANGELES, CALIFORNIA 90064
                                 (310) 312-2000

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on behalf of Bidders)

                                  MAY 4, 1999
            (Date of Event Which Requires Filing of this Statement)

                           CALCULATION OF FILING FEE

                  TRANSACTION VALUATION*                                        AMOUNT OF FILING FEE
                       $277,285,730                                                    $55,458

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 8,944,701 shares of Common Stock, par value $1.00 per share, of Market Facts, Inc. at a price per Share of $31.00 in cash. Such number of shares includes all of such shares outstanding as of April 29, 1999, but does not include any such shares issuable upon exercise of employee stock options.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:    none             Filing Party:  n/a
Form or Registration No.:  n/a              Date Filed:    n/a

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                     (EXHIBIT INDEX IS LOCATED ON PAGE   )

CUSIP NO. 570559 10 4

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1.  Name of reporting persons:  Aegis Acquisition Corp.

    S.S. or I.R.S. Identification Nos. of Above Persons: Applied for

--------------------------------------------------------------------------------

2.  Check the appropriate box if a member of a group

                                                                         (a) /X/

                                                                         (b) / /
--------------------------------------------------------------------------------

3.  SEC use only

--------------------------------------------------------------------------------

4.  Sources of funds

    BK AF
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5.  Check if disclosure of legal proceedings is required pursuant to items 2(e)
    or 2(f)

                                                                             / /
--------------------------------------------------------------------------------

6.  Citizenship or place of organization

    Delaware
--------------------------------------------------------------------------------

7.  Aggregate amount beneficially owned by each reporting person

    2,760,484 shares of Common Stock*
--------------------------------------------------------------------------------

8.  Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                             / /
--------------------------------------------------------------------------------

9.  Percent of class represented by amount in Row 7

    Approximately 30.07%
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10. Type of reporting person

    CO GM
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* Beneficial ownership is based solely on the provisions of the Option and
Voting Agreement, pursuant to which, among other things, Parent has an option to purchase these shares from certain persons, as described below.

CUSIP NO. 570559 10 4

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1.  Name of reporting persons:  Aegis Group plc

    S.S. or I.R.S. Identification Nos. of Above Persons: None

--------------------------------------------------------------------------------

2.  Check the appropriate box if a member of a group

                                                                         (a) /X/

                                                                         (b) / /
--------------------------------------------------------------------------------

3.  SEC use only

--------------------------------------------------------------------------------

4.  Sources of funds

    BK OO WC
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5.  Check if disclosure of legal proceedings is required pursuant to items 2(e)
    or 2(f)

                                                                             / /
--------------------------------------------------------------------------------

6.  Citizenship or place of organization

    United Kingdom
--------------------------------------------------------------------------------

7.  Aggregate amount beneficially owned by each reporting person

    2,760,484 shares of Common Stock*
--------------------------------------------------------------------------------

8.  Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                             / /
--------------------------------------------------------------------------------

9.  Percent of class represented by amount in Row 7

    Approximately 30.07%
--------------------------------------------------------------------------------

10. Type of reporting person

    CO GM
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* Beneficial ownership is based solely on the provisions of the Option and
Voting Agreement, pursuant to which, among other things, Parent has an option to purchase these shares from certain persons, as described below.

    This Tender Offer Statement on Schedule 14D-1 relates to the offer by Aegis Acquisition Corp., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Aegis Group plc, a corporation incorporated under the laws of England and Wales ("Parent"), to purchase all outstanding shares of Common Stock, par value $1.00 per share (the "Shares"), of Market Facts, Inc., a Delaware corporation, at a purchase price of $31.00 per Share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase dated May 4, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and
(a)(2) (which, as amended or supplemented from time to time, together constitute the "Offer"). This Tender Offer Statement on Schedule 14D-1 also constitutes a Statement on Schedule 13D with respect to the acquisition by Parent of beneficial ownership of certain Shares pursuant to an Option and Voting Agreement, dated April 29, 1999, between Parent and Verne B. Churchill, Lawrence
W. Labash, Jeffery A. Oyster, Thomas H. Payne, Sanford M. Schwartz, Ned L. Sherwood, Timothy J. Sullivan and MFI Investors, L.P. (the "Option Agreement"). The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1. Unless the context requires, all references herein to Shares shall be deemed to refer also to the associated preferred stock purchase rights issued pursuant to the Rights Agreement dated as of July 26, 1989 between the Company and First Chicago Trust Company of New York, as amended by a First Amendment to Rights Agreement dated as of June 5, 1996 and by a Second Amendment to the Rights Agreement dated as of April 29, 1999.

ITEM 1. SECURITY AND SUBJECT COMPANY

    (a) The name of the subject company is Market Facts, Inc. The address of the Company's principal executive offices is 3040 West Salt Creek Lane, Arlington Heights, Illinois 60005.

    (b) The information set forth in the Introduction of the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND

    (a)-(d), (g) This Statement is filed by Purchaser and Parent. The information set forth in the Introduction, in Section 8 ("Certain Information Concerning Parent and Purchaser") and in Schedule I of the Offer to Purchase is incorporated herein by reference.

    (e)-(f) During the last five years, neither Parent nor Purchaser nor, to their knowledge, any of the persons listed in Schedule I of the Offer to Purchase, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

    (a) The information set forth in Section 10 ("Background of the Offer; Contacts with the Company") of the Offer to Purchase is incorporated herein by reference. Except as set forth in Section 10 of the Offer to Purchase, since January 1, 1996, there have been no transactions which would be required to be disclosed under this Item 3(a) between any of Parent, Purchaser and the persons listed in Schedule I to the Offer to Purchase, and the Company or any of its executive officers, directors or affiliates.

    (b) The information set forth in Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("The Offer and Merger; Merger Agreement; Other Agreements") and Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; Rights Agreement") of the Offer to Purchase is incorporated herein by reference. Except as set forth in Sections 10, 11 and 12 of the Offer to Purchase, since January 1, 1996, there have been no contacts, negotiations or transactions which would be required to be disclosed under Item 3(b) between any of Parent, Purchaser, their respective subsidiaries or, to the knowledge of Parent and Purchaser, those persons listed in Schedule I to the Offer to Purchase, and the Company or its affiliates concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors, or a sale or other transfer of a material amount of assets.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    (a)-(b) The information set forth in Section 9 ("Sources and Amounts of Funds") of the Offer to Purchase is incorporated herein by reference.

    (c)  Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS

    (a)-(g) The information set forth in the Introduction, in Section 11 ("The Offer and Merger; Merger Agreement; Other Agreements"), in Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; Rights Agreement") and in
Section 13 ("Effect of the Offer on the Market for the Shares; Exchange Act Registration; Margin Regulations; Voting") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

    (a) The information set forth in the Introduction and Section 11 ("The Offer and Merger; Merger Agreement; Other Agreements") of the Offer to Purchase is incorporated herein by reference. Except as set forth in the Introduction and
Section 11 of the Offer to Purchase, neither Parent, Purchaser, nor, to the knowledge of Parent and Purchaser, any of the persons listed in Schedule I to the Offer to Purchase or any associate or majority-owned subsidiary of Parent or Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares.

    (b) The information set forth in the Introduction and Section 11 ("The Offer and Merger; Merger Agreement; Other Agreements") of the Offer to Purchase is incorporated herein by reference. Except as set forth in the Introduction and
Section 11 of the Offer to Purchase, neither Parent, Purchaser, nor, to the knowledge of Parent and Purchaser, any of the persons or entities referred to in
Item 6(b) or any executive officer, director or subsidiary of any thereof has effected any transactions in the Shares during the past sixty days.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

    The information set forth in the Introduction, in Section 8 ("Certain Information Concerning Parent and Purchaser"), in Section 9 ("Sources and Amounts of Funds"), in Section 10 ("Background of the Offer; Contacts with the Company"), in Section 11 ("The Offer and Merger; Merger Agreement; Other Agreements"), in Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; Rights Agreement") and in Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference. Except as set forth in the Introduction and Sections 8, 9, 10, 11, 12 and 17 of the Offer to Purchase, none of Purchaser, Parent, nor, to the knowledge of Parent or Purchaser, any of the persons listed on Schedule I, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including but not limited to contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

    The information set forth in the Introduction and in Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS

    Purchaser and Parent do not believe that any of the financial statements of either of them or of any of their affiliates is material to a decision by stockholders of the Company whether to sell, tender or hold Shares. However, as supplemental material not required to be included in the Offer to Purchase or this

Tender Offer Statement, the financial information and financial statements of Parent set forth in Section 8 ("Certain Information Concerning Parent and Purchaser--Summary Consolidated Financial Information for Parent") of the Offer to Purchase and Exhibit (g) attached to this Schedule 14D-1 are incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION

    (a) Except as disclosed in Items 3 and 7 above, there are no present or proposed material contracts, arrangements, understandings or relationships between Parent or Purchaser, or to the knowledge of Parent and Purchaser, any of the persons listed in Schedule I of the Offer to Purchase, and the Company, or any of its executive officers, directors, controlling persons or subsidiaries.

    (b)-(c) The information set forth in Section 15 ("Conditions to the Offer"), and in Section 16 ("Certain Legal Matters; Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

    (d) The information set forth in Section 13 ("Effect of the Offer on the Market for the Shares; Exchange Act Registration; Margin Regulations; Voting") and in Section 16 ("Certain Legal Matters; Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

    (e)  Not applicable.

    (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

    (a)(1)  Offer to Purchase, dated May 4, 1999.

    (a)(2)  Letter of Transmittal.

    (a)(3)  Notice of Guaranteed Delivery.

    (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

    (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

    (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

    (a)(7)  Summary Advertisement as published on May 4, 1999.

    (a)(8)  Press Release dated April 30, 1999.

    (a)(9)  Press Release dated April 30, 1999.

    (b)(1) Revolving Credit and Term Loan Facility, dated April 29, 1999, among Parent, Purchaser and National Westminster Bank plc.

    (b)(2) Placing Agreement, dated April 30, 1999, between Parent and Hoare Govett Limited.

    (c)(1) Agreement and Plan of Merger, dated as of April 29, 1999, by and among Parent, Purchaser and the Company.

    (c)(2) Option and Voting Agreement, dated April 29, 1999, between Parent and Verne B. Churchill, Lawrence W. Labash, Jeffery A. Oyster, Thomas H. Payne, Sanford M. Schwartz, Ned L. Sherwood, Timothy J. Sullivan and MFI Investors, L.P.

    (d)    None.

    (e)    Not applicable.

    (f)    None.

    (g)    Aegis Group plc Report and Accounts 1998.

                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 4, 1999                            AEGIS GROUP PLC

                                                                By:                            /s/ ANDREW PARNES
                                                                                     --------------------------------------
                                                                Name:       Andrew Parnes
                                                                Title:      Group Treasurer

                                                                AEGIS ACQUISITION CORP.

                                                                By:                            /s/ ANDREW PARNES
                                                                                     --------------------------------------
                                                                Name:       Andrew Parnes
                                                                Title:      Treasurer

                                 EXHIBIT INDEX

 EXHIBIT   DESCRIPTION
---------  --------------------------------------------------------------------------------------------------------
(a)(1)     Offer to Purchase, dated May 4, 1999.

(a)(2)     Letter of Transmittal.

(a)(3)     Notice of Guaranteed Delivery.

(a)(4)     Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)     Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(6)     Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)     Summary Advertisement as published on May 4, 1999.

(a)(8)     Press Release dated April 30, 1999.

(a)(9)     Press Release dated April 30, 1999.

(b)(1)     Revolving Credit and Term Loan Facility, dated April 29, 1999, among Parent, Purchaser and National
           Westminster Bank plc.

(b)(2)     Placing Agreement, dated April 30, 1999, between Parent and Hoare Govett Limited.

(c)(1)     Agreement and Plan of Merger, dated as of April 29, 1999 by and among Parent, Purchaser and the Company.

(c)(2)     Option and Voting Agreement, dated April 29, 1999, between Parent and Verne B. Churchill, Lawrence W.
           Labash, Jeffery A. Oyster, Thomas H. Payne, Sanford M. Schwartz, Ned L. Sherwood, Timothy J. Sullivan
           and MFI Investors, L.P.

(d)        None.

(e)        Not applicable.

(f)        None.

(g)        Aegis Group plc Report and Accounts 1998.